Exhibit 1

For Immediate Release

Pointer Telocation Reports 2010 Financial Results

•	Yearly revenues $74M, 13% growth from $65M in 2009
•	2010 EBITDA - $11M
•	$1.1M net income in 2010, vs. $2.1M net loss in 2009

Rosh HaAyin, Israel February 28th, 2010 Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the fiscal year ended December 31, 2010.

Financial Highlights

Revenues: Pointer's total revenues for 2010 increased 13% to $73.9 million compared to $65.3 million in 2009.

International activities for 2010 were $20.1 million (27% of total revenues) compared to $14.8 million in 2009 (23% of total revenues).

Revenues from products in 2010 increased 26.8% to $25.4 million, (34.4% of revenues), as compared to $20 million (30.7% of revenues) in 2009.

Pointer’s revenues from services in 2010 increased 6.9% to $48.4 million (65.6% of revenues), up from $45.3 million (69.3% of revenues), in 2009.

Gross Profit: In 2010, gross profit was $27.4 million up from $26.9 million in 2009.

Operating Income: Increased by 59% to $6.6 million in 2010 compared to $4.2 million in 2009.

Net Income (loss): Pointer recorded a net income attributable to Pointer’s shareholders for the year ended December 31, 2010 of $1.1 million, or $0.24 per share, as compared to net loss of $2.1 million, or ($0.44) per share, in 2009. Net income attributable to a non-controlling interest in affiliates in 2010 was $0.8 million compared to $2.6 million in 2009.

EBITDA: Pointer's EBITDA in 2010 was $11 million as compared to $11.7 million in 2009.

David Mahlab, Pointer's Chief Executive Officer, commented on the results: "We are very pleased with the revenue growth in 2010 and with our return to profitability. Throughout 2010, Pointer invested efforts in sales, marketing and development of new products in order to penetrate new markets which support our business strategy. Our growth was accelerated by the growing awareness in the market of the economic benefits of mobile resource management.

Moving into 2011, we expect customers around the globe to continue looking for advanced services and technology. We expect to continue to introduce innovative products and services in the MRM and roadside assistance service sectors, which will provide further growth opportunities and further improve profitability."

Conference Call Information:

Pointer Telocation's management will host today, Monday, February 28th, 2010 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:00 AM EST, 16:00 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: + 1-888-668-9141 ,From Israel: 03-918-0610

A replay will be available from March 1th, 2010 at the company website: www.pointer.com

Reconciliation between results on a GAAP and Non-GAAP basis.
Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Consolidated Statements of Cash Flows. Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income financial expenses, taxes, depreciation and amortization including in respect of our non-cash impairment charge related to the fair market value of the business with certain customers from our acquisition of Cellocator. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 30countires. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.
For more information: www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact: Zvi Fried, V.P. and Chief Financial Officer Tel.; 972-3-572 3111 E-mail: zvif@pointer.com	Chen Livne, Gelbart-Kahana Investor Relations Tel: 972-3-607 4717, +972-54-302 2983 E-mail: chen@gk-biz.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,366	$3,209
Trade receivables	13,915	11,619
Other accounts receivable and prepaid expenses	2,981	3,033
Inventories	3,739	2,219

Total current assets	23,001	20,080

LONG-TERM ASSETS:
Long-term accounts receivable	832	673
Severance pay fund	7,624	6,070
Property and equipment, net	11,255	9,401
Investment in Affiliate	295	-
Deferred income taxes	-	507
Other intangible assets, net	6,497	9,022
Goodwill	53,926	51,220

Total long-term assets	80,429	76,893

Total assets	$103,430	$96,973

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2009
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$13,170	$9,146
Trade payables	10,064	8,639
Deferred revenues and customer advances	7,806	8,253
Other accounts payable and accrued expenses	7,054	6,211

Total current liabilities	38,094	32,249

LONG-TERM LIABILITIES:
Long-term loans from banks, shareholders and others	12,483	15,456
Other long-term liabilities	842	658
Accrued severance pay	8,365	7,131

Total long term liabilities	21,690	23,245

SHAREHOLDERS' EQUITY:

Pointer Telocation Ltd. shareholders' equity	36,868	33,809

Non-controlling interest	6,778	7,670

Total shareholders' equity	43,646	41,479

Total liabilities and shareholders' equity	$103,430	$96,973

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2009	2008
	Unaudited

Revenues:
Products	$25,415	$20,038	$30,645
Services	48,448	45,287	46,010

Total revenues	73,863	65,325	76,655

Cost of revenues:
Products	14,175	10,774	16,392
Services	31,264	26,645	29,869
Amortization of intangible assets	978	976	980

Total cost of revenues	46,417	38,395	47,241

Gross profit	27,446	26,930	29,414

Operating expenses:
Research and development, net	2,532	2,817	2,511
Selling and marketing	7,441	6,249	6,934
General and administrative	9,062	8,788	8,311
Amortization of intangible assets	1,774	1,942	2,365
Impairment of intangible asset	-	2,959	-

Total operating expenses	20,809	22,755	20,121

Operating income	6,637	4,175	9,293
Financial expenses, net	1,976	2,074	4,054
Other expenses (income), net	21	16	(22)

Income before taxes on income	4,640	2,085	5,261
Taxes on income	1,524	887	640

Income after Income taxes	3,116	1,198	4,621
Equity in losses of affiliate	1,158	677	-

Net income	1,958	521	4,621

Less: net income attributable to the noncontrolling interest	828	2,632	2,248

Net income (loss) attributable to Pointer's shareholders	$1,130	$(2,111)	$2,373

Basic net earnings (loss) per share	$0.24	$(0.44)	$0.51

Diluted net earnings (loss) per share	$0.22	$(0.47)	$0.50

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2010	2009	2008
	Unaudited

Cash flows from operating activities:

Net income	$1,958	$521	$4,621
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	5,568	8,256	6,918
Accrued interest and exchange rate changes of convertible debenture and long-term loans	178	(85)	1,187
Accrued severance pay, net	(364)	(400)	619
Gain from sale of property and equipment, net	(93)	(377)	(36)
Equity in losses of affiliate	1,158	677	-
Amortization of deferred stock-based compensation	121	367	350
Decrease (increase) in trade receivables, net	(1,618)	1,995	(1,773)
Increase in other accounts receivable and prepaid expenses	(436)	(308)	(6)
Decrease (increase) in inventories	(1,934)	128	(2,088)
Write-off of inventories	155	124	112
Deferred income taxes	1,322	773	(178)
Decrease (increase) in long-term accounts receivable and deferred expenses	(212)	(493)	23
Increase (decrease) in trade payables	981	(413)	888
Increase (decrease) in other accounts payable and accrued expenses	(127)	461	379

Net cash provided by operating activities	6,657	11,226	11,016

Cash flows from investing activities:

Decrease (increase) in other account receivables	-	279	(357)
Purchase of property and equipment	(4,481)	(3,442)	(3,476)
Proceeds from sale of property and equipment	641	1,215	605
Investments in affiliate	(1,490)	(640)	-
Acquisition of subsidiary (a)	-	(38)	-
Acquisition of other intangible assets	-	-	-

Net cash used in investing activities	(5,330)	(2,626)	(3,228)

Cash flows from financing activities:

Receipt of long-term loans from banks	5,090	-	9,064
Repayment of long-term loans from banks	(7,016)	(6,027)	(4,930)
Repayment of long-term loans from others	(1,122)	(32)	(10,201)
Dividend paid to the noncontrolling interest	(2,250)	(871)	-
Proceeds from issuance of shares and exercise of warrants, net	57	-	1,000
Short-term bank credit, net	2,656	(983)	(970)

Net cash used in financing activities	(2,585)	(7,913)	(6,037)

Effect of exchange rate changes on cash and cash equivalents	415	(186)	(243)

Increase (decrease) in cash and cash equivalents	(843)	501	1,508
Cash and cash equivalents at the beginning of the year	3,209	2,708	1,200

Cash and cash equivalents at the end of the year	$2,366	$3,209	$2,708

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2010	2009	2008
	Unaudited
(a) Acquisition of subsidiary:

Fair value of assets acquired and liabilities assumed at date of acquisition:

Working capital	$-	(112)	$-
Property and equipment	-	60	-
Customer list	-	24	-
Goodwill	-	456	-
Accrued severance pay, net	-	(12)	-
Shareholders loan	-	(122)	-
Minority interest	-	(256)	-
	$-	$38	$-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation of GAAP net income to NON-GAAP EBITDA

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income financial expenses, taxes, depreciation, amortization and impairment. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Reconciliation the GAAP to non-GAAP EBITDA:

CONDENSED EBITDA
US dollars in thousands

	Year ended December 31,
	2010	2009	2008
	Unaudited

Net income as reported	$1,958	$521	$4,621
Financial expenses, net	1,976	2,074	4,054
Taxes on income	1,524	887	640
Depreciation, amortization and impairment	5,568	8,254	6,116

Non-GAAP EBITDA	$11,026	$11,736	$15,431